P O P S H O T S   L L C

Unaudited Financial Statements For The Years Ended December 31, 2016 and 2015

June 30, 2017



Independent Accountant's Review Report

To Management
Popshots LLC
New York, NY

We have reviewed the accompanying balance sheet of Popshots LLC as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 30, 2017

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

POPSHOTS LLC
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

		2016	2015
ASSETS			
CURRENT ASSETS			
Cash		$ 842,458	$ 269,852
Accounts Receivable		82,612	77,614
Inventory		185,713	43,113
OTHER CURRENT ASSETS			
Production Development & Production Cost		515,097	446,297
Accumulated Amortization		(99,545)	(68,263)
	TOTAL CURRENT ASSETS	1,526,335	768,612
NON-CURRENT ASSETS			
Furniture and Equipment		4,699	-
Accumulated Depreciation		(2,820)	-
Rent Security Deposit		-	2,669
	TOTAL FIXED ASSETS	1,879	2,669
	TOTAL ASSETS	1,528,213	771,281
LIABILITIES AND MEMBER'S EQUITY			
CURRENT LIABILITIES			
Accounts Payable		58,299	16,831
Short-term Loans		30,000	200,000
	TOTAL CURRENT LIABILITIES	88,299	216,831
NON-CURRENT LIABILITIES			
Notes Payable		425,000	425,000
	TOTAL NON-CURRENT LIABILITIES	425,000	425,000
	TOTAL LIABILITIES	513,299	641,831
MEMBER'S EQUITY			
Contributed Capital		3,057,628	882,074
Retained Earnings (Deficit)		(2,042,713)	(752,624)
	TOTAL SHAREHOLDER'S EQUITY	1,014,915	129,450
	TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 1,528,213	$ 771,281

Unaudited- See accompanying notes.

1

POPSHOTS LLC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

_____

	2016	2015
Operating Income		
Royalties	$ 326,973	$ 228,450
Cost of Goods Sold	224,750	128,531
Commissions Paid	17,135	13,834
Gross Profit	85,088	86,085
Operating Expense		
General and Administrative	778,874	459,133
Advertising	271,062	215,234
Distribution Costs	112,304	39,659
Travel and Entertainment	89,599	23,834
Amortization	31,282	29,753
Insurance	30,948	4,187
Rent	28,525	27,717
Salaries	9,049	21,830
Meals	7,502	-
Payroll	3,786	2,983
Depreciation	2,820	-
Net Income from Operations	(1,280,663)	(738,245)
Other Income & Expense		
Interest Expense	9,600	14,000
State and Local Taxes	175	25
Other Expense	-	10
Interest Income	-	6
Net Income	$ (1,290,439)	$ (752,274)

P O P S H O T S   L L C
S T A T E M E N T   O F   C A S H   F L O W S
F O R   T H E   Y E A R S   E N D E D   D E C E M B E R   3 1 ,   2 0 1 6   A N D   2 0 1 5
_____

	2 0 1 6	**2 0 1 5**
Net Income (Loss) For The Period	$ (1,290,439)	$ (752,274)
Cash Flows From Operating Activities		
Change in Accounts Receivable	(4,998)	(77,614)
Change in Inventory	(142,600)	(43,113)
Change in Other Current Assets	(68,800)	-
Change in Payables	41,468	39,052
Change in Short-term Loans	(170,000)	-
Depreciation	2,820	-
Amortization	31,282	29,753
Net Cash Flows From Operating Activities	(1,601,267)	(804,196)
Cash Flows From Investing Activities		
Purchase of Fixed Assets	(4,699)	-
Rent Security Deposit	2,669	(2,525)
Net Cash Flows From Investing Activities	(2,030)	(2,525)
Cash Flows From Financing Activities		
Notes Payable	-	425,000
Contributed Capital	2,175,903	559,779
Net Cash Flows From Financing Activities	2,175,903	984,779
Cash at Beginning of Period	269,852	91,794
Net Increase (Decrease) In Cash	572,606	178,058
Cash at End of Period	$ 842,458	$ 269,852

_____

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Popshots LLC ("the Company") is a limited liability company organized under the laws of the States of Delaware and New York. The Company invented the world's first premixed cocktail in a shot, and is currently distributing their products at liquor stores, bars/clubs, hotels, golf courses, and other venues across the country.

The Company will conduct an equity crowdfund offering during the third quarter of 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Furniture and Equipment

The Company capitalizes assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straighline basis over management's estimate of each asset's useful life.

Rent

The Company is currently subject to a Commercial Sublease agreement. The term of the Sublease is a periodic tenancy on a continuing month-to-month basis with monthly rent payments of $2,500, until the Sublandlord or the Subtenant terminates the tenancy. There are no future minimum payments due under the lease.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States, but is not a taxpaying entity. All items of income and expense reported by the Company are allocated to the members of the Company and reported on their individual income tax returns. The Company's 2015 federal tax filing will be subject to inspection by the Internal Revenue Service until 2019. The Company's 2016 federal tax filing will be subject to inspection by the Internal Revenue Service until 2020.

NOTE C- FINANCING ACTIVITIES

The Company had Convertible Notes ("the Notes") outstanding in the amount of $425,000 for the years ending December 31, 2015, and December 31, 2016. Subsequent to December 31, 2016, the criteria for conversion of the Notes into equity were met, and Note holders received equity positions in the Company in exchange for their Notes.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 30, 2017, the date that the financial statements were available to be issued.